SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[January 22, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date January 22, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo President and CEO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO SUPPLIES EQUIPMENT FOR IRON ORE PELLETIZING PLANT IN CHINA

(Helsinki, Finland, January 22, 2004) – Metso Corporation’s (NYSE: MX; HEX: MEO) rock and mineral processing business area Metso Minerals will deliver a grate-kiln iron ore pelletizing system to Wuhan Iron and Steel (Group) Corporation’s (WISCO) integrated steel facility near the city of Wuhan in China. The grate-kiln system will comprise a section of the company’s new iron ore pelletizing plant which will be the largest in China. The value of the order is not disclosed. The plant is scheduled to start in 2005.

The new plant will use a mixture of magnetite and hematite (20/80) iron ore concrentrate feed. Its annual production capacity will be five million tons of high quality iron ore pellets. The pellets will be used as raw material for iron making process in the new blast furnace. In addition to the grate-kiln, the order includes the design, key equipment supply and the start-up support. The plant is a key part of WISCO’s aggressive modernization program.

WISCO, part of the Wugang Group, is one of the largest steel producers in China. It produces a variety of carbon steel products.

Metso Minerals units in Danville, PA, USA and Sala, Sweden, will be involved in the project. Inspection services and local project assistance will be provided by Metso Minerals units in China.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Ken Gardner, Manager, Production & Sales Support, Metso Minerals, Danville, USA,
tel. +1 570 275 3050

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.